July 2, 2025

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Attn.: SiSi Cheng and Hugh West

RE:	Hooker Furnishings Corporation

Form 10-K for the Fiscal Year Ended February 2, 2025

Filed April 18, 2025

File No. 000-25349

Dear SEC Staff:

This letter is in response to the letter from the Securities and Exchange Commission (the “Staff”), dated June 24, 2025, and received by email on the same date, setting forth an additional comment from the Staff on Hooker Furnishings Corporation’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended February 2, 2025. The Staff’s comment contained your letter is set forth below in italics, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended February 2, 2025

Notes to Consolidated Financial Statements

Note 18 - Segment Information, page F-30

1.	You indicate in your response to our prior comment 4 that segment level cost of sales is not separately tracked, nor is it provided to or reviewed by the CODM. ASC 280- 10-50-26A requires that a segment expense that is easily computable from information that is regularly provided to the CODM shall be evaluated for disclosure. In this regard, you indicate your CODM regularly reviews net sales and gross profit by reportable segment, and that gross profit is derived from net sales and cost of sales. It appears that cost of sales is easily computable and from the net sales and gross profit information regularly provided to the CODM and is required to be disclosed if significant. See also the example in ASC 280-10-55-15B. Please revise your future filings to provide the required disclosures.

We respectfully acknowledge the Staff’s comment. For future filings, we will evaluate segment level cost of sales for disclosure and expand our disclosures in our Segment Information footnote to include the required segment level cost of sales information if significant.

*****

We hope the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments you may have regarding the Company’s responses to me at (276) 666-3969 or earmstrong@hookerfurnishings.com.

Sincerely,

By:	/s/ C. Earl Armstrong III
C. Earl Armstrong III
Chief Financial Officer and Senior Vice President - Finance

cc:	Jeremy R. Hoff, Chief Executive Officer

James M. Anderson III (McGuireWoods LLP)